November 25, 2009

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA #48 filed on September 17, 2009

Dear Ms. Browning:

Below is a summary of the comments I received from you on November 20, 2009 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments as best as I can. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1) Summary Information

Comment: The disclosure in this section seems unnecessary as it repeats disclosure found later in the prospectus.

Response: We will remove this section from the prospectus.

2) Principal Investment Strategies and Risks

Comment: Confirm that all of the Fund’s principal investment strategies have been summarized or add any additional disclosure that is needed.

Response: We confirm that all of the Fund’s principal investment strategies have been summarized.

3) Principal Investment Strategies and Risks

Comment: Add disclosure to reflect the types of equity securities that the Fund will invest in.

Response: The disclosure will be revised to state that equity securities in which the Fund invests may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights and warrants.

4) Principal Investment Strategies and Risks

a.	Comment: Add disclosure to reflect the types of debt securities that the Fund will invest in.

Response: Disclosure to the following effect will be added:

“The Fund may invest in debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers; mortgage-backed or other asset-backed securities; debt securities convertible into equity securities; inflation-indexed bonds; structured notes; and loan participations. Debt securities may pay interest at fixed rates or at floating or variable rates; payments of principal or interest may be made at fixed intervals or only at maturity or upon the occurrence of stated events or contingencies.”

b.	Comment: Identify the credit quality rating of the bonds the Fund will invest in along with how and by what entity the bonds will be rated.

Response: Disclosure to the following effect will be added:

“Debt securities in which the Fund invests will be of investment grade, meaning that they will be rated at least Baa by Moody’s or BBB by Standard & Poor’s, or if unrated will be considered by BlackRock to be of comparable quality; the Fund may invest up to 35% of it total assets in below investment grade debt securities (“junk bonds”), corporate loans and distressed securities.”

c.	Comment: If the Fund can invest in unrated bonds this should be disclosed.

Response: See response to comment 4(b).

5) Principal Investment Strategies and Risks

Comment: Clarify what “actively managed” means in the following sentence. Specifically, will the Fund invest in the derivatives noted for hedging, speculative purposes or both?

“In addition to investing in foreign securities, the Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives.”

Response: We will revise the sentence substantially as follows (underlined added; [bracketed] deleted):

“[In addition to investing in foreign securities, the Fund actively manages its] BlackRock adjusts the Fund’s exposures to foreign currencies through the use of forward currency contracts and other currency derivatives, and may underweight or overweight a currency based on its investment outlook.”

6) Principal Investment Strategies and Risks

Comment: Clarify the Fund’s temporary defensive policy consistent with Item 4 of Form N-1A.

Response: The following disclosure is already included on page 29 of the prospectus:

“Cash Positions/Temporary Defensive Positions

The Fund may hold cash or cash equivalents to provide for expenses and anticipated redemption payments and so that an orderly investment program may be carried out in accordance with the Fund’s investment policies. Under certain market conditions, the Fund’s sub-adviser may, for temporary defensive purposes, invest to any extent in high quality short-term U.S. dollar or non-U.S. dollar denominated fixed income securities or other instruments, such as investment grade debt securities, U.S. or foreign government obligations, commercial paper and money market instruments issued by U.S. or foreign commercial banks or depository institutions, cash or cash equivalents in a manner that is inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. It is impossible to predict when, or for how long, the Fund would use such alternate strategies. These temporary defensive positions may cause the Fund not to achieve its investment objective.”

7) Principal Investment Strategies and Risks

Comment: Add disclosure to clarify what “other short-term securities or instruments” and “commodity-linked derivative instruments and investment vehicles that exclusively invest in precious metals” are as discussed in the Fund’s principal investment strategies.

Response: The disclosure regarding short-term securities will be revised to read “other short-term debt obligations.”

The sentence regarding commodity-linked investments will be revised to read substantially as follows:

“The Fund may invest in securities issued by trusts or other investment vehicles that hold direct investments in precious metals or other commodities; it may also engage in derivatives transactions where its returns will be based in part or in whole on the returns of one or more commodities.”

8) Principal Investment Strategies and Risks

Comment: There should be more discussion of principal risks in the Item 2 disclosure as opposed to merely referencing to the back of the prospectus.

Response: This Fund follows our current format for the Trust’s large multi-fund prospectus in which this Fund will be included at the next annual update. We refer you to our response (below) to this same comment in our Comment/Response Letter dated April 20, 2001. As we discussed, however, in next year’s annual update prospectus, which will contain the newly required fund summaries, this will no longer be the case.

“We believe that our method of disclosure is the clearest and cleanest way to convey this information to shareholders in the context of a large, multi-fund prospectus. We also believe this approach avoids repetition and promotes comparison of funds, thus conforming with the general instructions of the Form. Disclosure in this manner is also consistent with substantial industry practice for large, multi-fund prospectuses as well as satisfying the goal of a simplified prospectus. Furthermore, to amplify the discussion of risks in the first two pages devoted to each Fund would entail significant costs because it would add an additional page for each Fund, thereby increasing the size of the prospectus by approximately one-third. For all of these reasons and on the advice of counsel, we have decided to retain the Trust’s historical format. We have discussed this issue further with Richard Pfordte and understand the staff’s position. We understand that we are ‘on our own’ with regard to our position.”

9) Principal Investment Strategies and Risks

Comment: Confirm that each risk listed for the Fund has a corresponding strategy.

Response: Leveraging Risk will be deleted as a principal risk.

10) Offshore Fund

Comment: Add disclosure to reflect that the offshore fund is not registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The following disclosure is already included on page 11 of the prospectus:

“The Select Cayman Fund will not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and, unless otherwise noted in this prospectus, will not be subject to all the investor protections of the 1940 Act.”

11) Offshore Fund

Comment: Explain why the offshore fund will have a separate Board.

Response: The subsidiary’s maintaining a separate board from the Fund is intended to reinforce the corporate separateness of the subsidiary from the Fund (a desirable tax attribute) and to facilitate the operations of the subsidiary.

12) Offshore Fund

Comment: Disclose whether there will be any liabilities or risks to the Fund under Cayman law.

Response: We are not aware of any material liabilities or risks to the Fund under Cayman law.

13) Offshore Fund

Comment: Clarify that the Fund’s investment in the offshore Fund will be for tax purposes.

Response: The second sentence in the fifth paragraph under the heading “Principal Investment Strategies and Risks” on page 4 of the prospectus will be replaced with disclosure to the following effect:

“The Fund may also attempt to earn qualifying income under applicable tax rules from commodities and commodities-related investments by investing up to 25% of its total assets in the MassMutual Select Cayman Global Allocation Fund I, Ltd. (the “Select Cayman Fund”); the Select Cayman Fund will be a wholly owned subsidiary of the Fund formed in the Cayman Islands, seeking to invest primarily in commodity-related instruments.”

14) Fee Table

Comment: Confirm that the Fund’s management fee will be the same for all share classes before and after any expense reimbursement.

Response: We confirm that the Fund’s management fee will not differ by share class either before or after any expense reimbursement.

15) Fee Table

Comment: Revise the footnotes to the Fee Table as follows:

Revise footnote (5) to clarify that Acquired Fund Fees and Expenses do not include the Select Cayman Fund.

Revise footnote (6) to define “unusual expenses” and to clarify what is excluded from the expense reimbursement in the last sentence of the footnote

Revise footnote (6) to reflect that the agreement can only be terminated with the consent of the Board.

Response: We will revise the footnotes as follows (underlined added; [bracketed] deleted):

“(5) Acquired Fund fees and expenses represent approximate expenses to be borne indirectly by the Fund in its first fiscal year through investments in other pooled investment vehicles, excluding the Select Cayman Fund. The amount of Acquired Fund fees and expenses may change due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

(6) The expenses in the above table reflect a written agreement by MassMutual to cap the fees and expenses of the Fund (other than extraordinary litigation and legal expenses, or other nonrecurring or unusual expenses such as, for example, organizational expenses and shareholder meeting expenses), excluding Acquired Fund fees and expenses, through March 31, 2011 to the extent that Net Fund Expenses would otherwise exceed .86%, .96%, 1.11%, 1.36% and 1.66% for Classes S, Y, L, A and N, respectively. The Net Fund Expenses shown in the above table may exceed these amounts, because, as noted in the previous sentence, [Acquired Fund] certain fees and expenses are excluded from the cap. The agreement can[not] only be terminated [unilaterally] by mutual consent of the Trust on behalf of the Fund and MassMutual.”

16) Summary of Principal Risks

Comment: With respect to foreign investment risk, describe the differences between sponsored and unsponsored depositary receipts.

Response: We will add disclosure to the following effect under the heading “Foreign Investment Risk” on page 9 of the prospectus:

“The Fund may invest in both sponsored and unsponsored depositary receipts. Unsponsored depositary receipts are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuers may not be as current for unsponsored depositary receipts and the prices of unsponsored depositary receipts may be more volatile than if such instruments were sponsored by the issuer.”

17) Summary of Principal Risks

Comment: Why is leveraging risk included? If leverage is used as part of the Fund’s strategy, add disclosure to that effect. Also, add disclosure to the effect that the Fund will not purchase additional securities while borrowings exceed 5% of the Fund’s total assets.

Response: Leveraging Risk will be deleted as a principal risk.

18) Summary of Principal Risks

Comment: Add a separate heading to the disclosure regarding the risks of the offshore fund.

Response: We will add a separate heading.

19) About the Investment Adviser and Sub-Adviser

Comment: Explain why the subadvisory fee paid by the Fund is not shown in the prospectus.

Response: Pursuant to its manager of managers exemptive order, the Fund does not need to disclose the subadvisory fee that will be paid to BlackRock.

20) Buying, Redeeming and Exchanging Shares

Comment: Define “good form.”

Response: The following disclosure is already included on page 20 of the prospectus:

“How to Invest

When you buy shares of the Fund through an agreement with MassMutual, your agreement will describe how you need to submit buy, sell and exchange orders. Purchase orders must be accompanied by sufficient funds. You can pay by check or Federal Funds wire transfer. You must submit any buy, sell or exchange orders in “good form” as described in your agreement.”

21) Buying, Redeeming and Exchanging Shares

Comment: Add disclosure to reflect that any purchases or redemptions received by 4:00 p.m. will get that day’s NAV and that any purchases or redemptions received after 4:00 p.m. will receive the next day’s NAV.

Response: We will replace the existing first paragraph found under the heading “Buying, Redeeming and Exchanging Shares” on page 17 of the prospectus with the disclosure below and will continue to include the first sentence of the second paragraph, which is also shown below. We believe that when the underlined sentences below are read in conjunction with the “Determining Net Asset Value” disclosure to be added in response to comment number 23 it is clear that any purchases or redemptions received before the close of the NYSE (generally, 4:00 p.m. Eastern Time) will receive that day’s NAV and that any purchases or redemptions received after that will receive the next day’s NAV.

“The Fund sells its shares at a price equal to its net asset value (“NAV”) plus any initial sales charge that applies (see “Determining Net Asset Value” below). Your purchase order will be priced at the next NAV calculated after the order is received in good form by the transfer agent, MassMutual or another intermediary authorized for this purpose. The Fund will suspend selling its shares during any period when the determination of NAV is suspended. The Fund can reject any purchase order (generally within one Business Day) and can suspend purchases if it is in its best interest. A “Business Day” is every day the New York Stock Exchange (“NYSE”) is open.”

“The Fund redeems its shares at its next NAV computed after your redemption request is received and accepted by the transfer agent, MassMutual or another intermediary.”

22) Buying, Redeeming and Exchanging Shares

Comment: Add the disclosure required by Item 6(e)(4)(i).

Response: We believe that the following disclosure found on page 17 of the prospectus describes the Fund’s policy with respect to discouraging frequent purchases and redemptions:

“Purchases and exchanges of shares of the Fund should be made for investment purposes only.”

23) Determining Net Asset Value

Comment: Add disclosure to reflect that the Fund will price its shares early if the NYSE closes early.

Response: The following disclosure will appear under “Determining Net Asset Value” on page 20 of the prospectus:

“The Fund calculates the NAV of each of its classes of shares by dividing the total value of the assets attributable to that class, less the liabilities attributable to that class, by the number of shares of that class that are outstanding. Shares are valued as of the close of regular trading on the NYSE each day the NYSE is open. The NYSE normally closes at 4:00 p.m. Eastern Time, but may close earlier on some days. The Fund will not price its shares on days when the NYSE is closed.”

24) Determining Net Asset Value

Comment: Add disclosure to reflect that the Board has ultimate supervision over the fair valuation of a Fund’s securities.

Response: This will be added.

25) Determining Net Asset Value

Comment: Add disclosure to reflect the circumstances that would give rise to the need to fair value a Fund’s securities (e.g., derivatives, thinly traded securities and junk bonds).

Response: This will be added.

26) Performance for Similar Accounts

a. Comment: Revise the disclosure to reflect that only one account is shown.

Response: We will make the requested changes.

b. Comment: Revise the disclosure to make it clearer that the presentation is based on the Bramwell no action letter.

Response: We will change the headings and the disclosure to reflect “a Similar Account managed by the Portfolio Managers” instead of “Accounts managed by BlackRock or certain of its affiliates.” We will also only show similar performance since 2006 as we discussed.

27) Additional Investment Policies and Risk Considerations

Comment: Add disclosure to differentiate the principal policies and risks from the non-principal policies and risks.

Response: We continue to believe that no additional disclosure is necessary. General Instruction C.3(b) of Form N-1A provides that a Fund may include, except in the Risk/Return Summary, information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. We believe that, consistent with General Instruction C.3(b), the disclosure at issue provides additional non-required information about the Fund and that it is not necessary to differentiate the Fund’s principal and non-principal strategies and risks because the Fund’s principal strategies and risks are clearly identified in the Risk/Return Summary.

SAI Comments

1) Additional Investment Policies

Comment: Add headings to distinguish the principal policies and risks from the non-principal policies and risks.

Response: We continue to believe that no additional disclosure is necessary. Item 11(b) of Form N-1A requires a fund to include a description of its non-principal strategies and risks in its SAI. Form N-1A does not, however, prohibit the inclusion of additional information concerning a fund’s principal strategies and risks or prescribe that a distinction needs to be made between a fund’s principal and non-principal strategies and risks in its SAI. As a result, we believe that it is not necessary to add headings to distinguish the principal and non-principal policies and risks.

2) Additional Investment Policies

Comment: Add disclosure to reflect the maximum amount of the Fund’s investments that can be reverse repurchases agreements and dollar rolls.

Response: Disclosure will be added to make clear that the Fund may engage in those transactions without limit up to the amount permitted under applicable law.

3) Additional Investment Policies

Comment: Add disclosure consistent with Section 18(f)(1) of the 1940 Act regarding the Fund’s policy on borrowings.

Response: We will add disclosure to the following effect under the heading “Borrowings” on page B-5 of the SAI:

“Any borrowings that come to exceed the 300% asset coverage requirement will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with this requirement.”

4) Additional Investment Policies

Comment: Confirm whether the offshore fund will be treated as one issuer.

Response: The Fund generally expects to look through the Select Cayman Fund for purposes of the diversification requirements under the 1940 Act.

5) Investment Restrictions of the Fund

Comment: The Funds’ concentration policy should be revised to read “25% or more” or a statement should be added to reflect that this is a policy of the SEC.

Response: We will add the requested statement.

Part C Comments

1) Signature Page

Comment: Confirm that, once it is formed, the directors of the offshore fund will sign the signature page of the Fund’s registration statements.

Response: The Fund will in the future seek to have the directors of the Select Cayman Fund sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

2) Investment Management and Subadvisory Agreements

Comment: Confirm that, once it is formed, the management and investment subadvisory agreements for the offshore fund will be included as exhibits to the Fund’s registration statements.

Response: We do not believe that including these agreements as exhibits to the registration statement is necessary. However, we will include the agreements in light of the staff’s request.

3) Undertakings

Comment: Add the following undertakings.

(1) The assets of the offshore fund will be maintained at all times in accordance with the requirements of Section 17(f) of the Investment Company Act.

(2) The offshore fund will maintain duplicate copies of its books and records at our office located within the United States and the Commission and its staff will have access to the books and records consistent with the requirement of Section 31 of the Investment Company Act and the rules thereunder.

(3) The offshore fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court and the offshore fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

Response: We will add the undertakings to the following effect:

(1) The assets of the offshore fund will be maintained at all times in accordance with the requirements of Section 17(f) of the Investment Company Act, except to the extent that doing so is not possible or reasonably practicable in light of the fact that the offshore fund is not an investment company registered with the Commission under the Investment Company Act.

(2) The Fund will maintain duplicate copies of the offshore fund’s books and records within the United States for use by its service providers, and the Commission and its staff will have access to the books and records consistent with the requirement of Section 31 of the Investment Company Act and the rules thereunder.

(3) The offshore fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the offshore fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

Financial Reports

1)	Comment: Will there be a consolidated financial report for the Fund and the offshore fund?

Response: We anticipate that the financial reports for the Fund and the Select Cayman Fund will be consolidated.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Secretary, MassMutual Select Funds
Counsel, Massachusetts Mutual Life Insurance Company